UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                              Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 7, 2011, and entitled “Orbotech Announces Third Quarter 2011 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets at September 30, 2011.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine Month Period ended September 30, 2011.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Nine Month Period ended September 30, 2011.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Nine Month Period ended September 30, 2011.

6.	Press release issued by the Registrant on, and dated, November 7, 2011, and entitled “Orbotech Introduces New Solutions for Touch Screen Production and Advanced PCB Manufacturing”.

*        *        *         *        *        *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2011 RESULTS

•	2011 third quarter:

•	Revenues: $144.4 million

•	Operating margin: 12.7%

•	Non-GAAP net income: $18.6 million, or $0.42 per share (diluted)

•	2011 full year guidance:

•	Revenues for the full year 2011: approximately $570 million

•	2011 non-GAAP earnings: $1.74—$1.78 per share (diluted)

•	2011 GAAP earnings: $1.36—$1.40 per share (diluted)

YAVNE, ISRAEL — November 7, 2011 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2011.

Commenting on the quarter, Rani Cohen, President and Chief Executive Officer, said: “We recorded a successful third quarter, both in terms of revenue and net income. We continue to develop and tailor our technological roadmap. As part of our efforts to enable our customers to meet the increasingly demanding inspection and production challenges they face with the advent of ever more sophisticated mobile devices, we are today separately announcing the introduction of new solutions across several areas of our PCB and ECM offerings. At the same time, mindful of both the prevailing mood of macro-economic uncertainty and the sharp decline in capital expenditure in the FPD industry, we are closely monitoring our operating expenditures and inventories to ensure that our infrastructure remains fully aligned to any business conditions.”

The existing global economic uncertainty has impacted commercial and consumer spending, causing a number of printed circuit board (“PCB”) manufacturers to delay the receipt of new manufacturing equipment, which, in turn, led to slightly lower sequential PCB equipment revenues for the Company in the third quarter. At the same time, the continued strong consumer sales of mobile devices gave rise to additional revenues from opportunities realized in the electronics component manufacturing (“ECM”) industry, particularly in the touch screen area where the Company’s revenues continue to increase sequentially. During the quarter the Company sold a record number of laser-based direct imaging systems and also recognized initial revenues from its new Emerald UV laser drilling system, which the Company anticipates will form a strategic part of its PCB product portfolio in 2012 and beyond.

Manufacturers of flat panel displays (“FPD”s) continue to experience lower utilization rates due to the weak demand for liquid crystal display (“LCD”) televisions. As a result, LCD manufacturers have been scaling back their capital expenditure plans for LCD televisions, as evidenced by the very low overall order activity; a state of affairs which is expected to continue through the first half of 2012. On the other hand, the Company continued to receive new orders for FPD equipment for use in the manufacture of mobile devices; and there are preliminary indications of new mobile-related fabrication plant investments as manufacturers upgrade existing plants to cater for newer, more demanding applications in this part of the industry.

Revenues for the third quarter of 2011 totaled $144.4 million, compared to $153.4 million in the second quarter of 2011 and $156.1 million in the third quarter of 2010. GAAP net income for the third quarter of 2011 was $14.7 million, or $0.34 per share (diluted), compared to GAAP net income of $18.9 million, or $0.48 per share (diluted) for the second quarter of 2011 and GAAP net income of $16.1 million, or $0.45 per share (diluted), in the third quarter of 2010.

Revenues for the first nine months of 2011 totaled $432.0 million, compared to $401.0 million recorded in the first nine months of 2010. GAAP net income for the first nine months of 2011 was $44.8 million, or $1.13 per share (diluted), compared to a GAAP net income of $30.2 million, or $0.84 per share (diluted), in the first nine months of 2010.

Non-GAAP net income for the third quarter of 2011 was $18.6 million, or $0.42 per share (diluted), compared to non-GAAP net income of $23.8 million, or $0.67 per share (diluted), in the third quarter of 2010. Non-GAAP net income for the first nine months of 2011 was $55.6 million, or $1.40 per share (diluted), compared to non-GAAP net income of $51.1 million, or $1.43 per share (diluted), in the first nine months of 2010. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

Sales of equipment to the PCB industry were $56.6 million in the third quarter of 2011, compared to $58.8 million in the second quarter of 2011, and $42.4 million in the third quarter of 2010. Sales of equipment to the FPD industry were $49.6 million in the third quarter of 2011, compared to $56.6 million in the second quarter of 2011, and $80.5 million in the third quarter of last year. Sales of character recognition products were $1.8 million in the third quarter of 2011, compared to $1.6 million in the second quarter of 2011, and $2.1 million recorded in the third quarter of 2010. In addition, service revenue for the third quarter of 2011 was $36.4 million, similar to $36.4 million in the second quarter of 2011, and compared to $31.1 million in the third quarter of 2010.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $288.8 million; and debt of $104.0 million, compared with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $296.5 million; and debt of $112.0 million at the end of the second quarter of 2011.

An earnings conference call for the Company’s third quarter 2011 results is scheduled for Monday, November 7, 2011, at 9:00 a.m. EST. The dial-in number for the conference call is 517-308-9463, and a replay will be available on telephone number 402-344-6824 until November 21, 2011. The pass code is Q3. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards and flat panel displays; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements and Non-GAAP Financial Measures

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2011

	September 30	December 31
	2011	2010
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	158,528	179,503
Short-term bank deposits	130,267	2,780
Accounts receivable:
Trade	197,003	153,518
Other	28,293	29,919
Deferred income taxes	5,929	5,913
Inventories	120,928	112,812
Assets of discontinued operations		12,351

Total current assets	640,948	496,796

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities		2,549
Funds in respect of employee rights upon retirement	12,056	13,017
Deferred income taxes	9,946	12,679
Other long-term investments	1,420	29

	23,422	28,274

PROPERTY, PLANT AND EQUIPMENT, net	24,149	24,842

GOODWILL	12,444	12,034

OTHER INTANGIBLE ASSETS, net	57,582	66,395

	758,545	628,341

Liabilities and equity

CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	39,806	26,535
Other	54,795	55,290
Deferred income	29,277	24,421
Liabilities of discontinued operations		2,172

Total current liabilities	155,878	140,418

LONG-TERM LIABILITIES:
Long-term bank loan	72,000	96,000
Liability for employee rights upon retirement	27,447	27,501
Deferred income taxes	1,806	2,188
Other tax liabilities	14,991	12,679

Total long-term liabilities	116,244	138,368

Total liabilities	272,122	278,786

EQUITY:
Share capital	2,087	1,758
Additional paid-in capital	269,783	174,940
Retained earnings	271,601	226,809
Accumulated other comprehensive income (loss)	(1,742)	1,454

	541,729	404,961
Less treasury shares, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	484,537	347,769
Non-controlling interest	1,886	1,786

Total equity	486,423	349,555

	758,545	628,341

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

					12 months
	9 months ended		3 months ended		ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	U.S. dollars in thousands (except per share data)
REVENUES	431,980	400,979	144,364	156,092	529,355
COST OF REVENUES	251,405	232,255	83,675	90,043	312,901

GROSS PROFIT	180,575	168,724	60,689	66,049	216,454
RESEARCH AND DEVELOPMENT COSTS—net	62,582	57,246	21,332	20,236	78,327
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	53,689	49,925	17,993	17,836	66,264
AMORTIZATION OF INTANGIBLE ASSETS	9,213	10,632	3,071	3,544	14,176

OPERATING INCOME	55,091	50,921	18,293	24,433	57,687
FINANCIAL EXPENSES—net	5,706	5,989	1,810	1,456	7,284

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	49,385	44,932	16,483	22,977	50,403
TAXES ON INCOME	5,822	8,027	1,703	3,647	7,397

	43,563	36,905	14,780	19,330	43,006
SHARE IN LOSSES OF ASSOCIATED COMPANY	109		49

NET INCOME FROM CONTINUING OPERATIONS	43,454	36,905	14,731	19,330	43,006
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	1,363	(6,728)		(3,128)	(8,717)

NET INCOME	44,817	30,177	14,731	16,202	34,289
NET INCOME ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	25	18	25	53	144

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	44,792	30,159	14,706	16,149	34,145

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME FROM CONTINUING OPERATIONS	43,429	36,887	14,706	19,277	42,862
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	1,363	(6,728)		(3,128)	(8,717)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	44,792	30,159	14,706	16,149	34,145

EARNINGS PER SHARE:
INCOME FROM CONTINUING OPERATIONS:
BASIC	$1.12	$1.06	$0.34	$0.55	$1.23

DILUTED	$1.09	$1.03	$0.34	$0.54	$1.20

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.:
BASIC	$1.15	$0.86	$0.34	$0.46	$0.98

DILUTED	$1.13	$0.84	$0.34	$0.45	$0.95

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE—IN THOUSANDS:
BASIC	38,785	34,877	43,177	34,924	34,911

DILUTED	39,759	35,743	43,872	35,810	35,778

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

					12 months
	9 months ended		3 months ended		ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	44,817	30,177	14,731	16,202	34,289
Adjustment to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations	(1,363)	6,728		3,128	8,717
Depreciation and amortization	15,073	17,785	5,095	5,750	23,665
Compensation relating to equity awards granted to employees and others—net	2,915	3,575	778	1,011	4,725
Increase (decrease) in liability for employee rights upon retirement	(54)	2,532	(516)	2,342	2,589
Deferred income taxes	2,335	449	1,038	(1,035)	(3,866)
Loss from sales and write down of marketable securities	395	920		966	1,252
Other, including capital loss (gain)	1,069	(330)	1,023	(608)	(1,147)
Decrease (increase) in accounts receivable:
Trade	(43,485)	(33,965)	(12,703)	(2,673)	(5,755)
Other	1,121	(6,163)	1,524	(4,795)	(4,673)
Increase (decrease) in accounts payable and accruals:
Trade	13,271	22,863	(12,841)	5,789	1,434
Deferred income and other	5,753	12,833	3,508	13,126	15,870
Decrease (increase) in inventories	(8,116)	(21,458)	1,805	(13,802)	(19,018)

Net cash provided by operating activities—continuing operations	33,731	35,946	3,442	25,401	58,082
Net cash used in operating activities—discontinued operations	(740)	(7,059)		(1,315)	(8,972)

Net cash provided by operating activities	32,991	28,887	3,442	24,086	49,110

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment	(5,188)	(3,506)	(2,803)	(1,277)	(6,752)
Placement of bank deposits	(127,300)		(67,300)		(2,780)
Sales of marketable securities	1,967	6,742		6,742	6,742
Other investment	(2,310)		(810)
Proceeds from disposal of property, plant and equipment	35	21		21	20
Decrease (increase) in funds in respect of employee rights upon retirement	(13)	(624)	200	(336)	(617)

Net cash provided by (used in) investing activities—continuing operations	(132,809)	2,633	(70,713)	5,150	(3,387)
Net cash provided by (used in) investing activities—discontinued operations	9,155	(106)		(151)	(268)

Net cash provided by (used in) investing activities	(123,654)	2,527	(70,713)	4,999	(3,655)

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loan	(24,000)	(24,000)	(8,000)	(8,000)	(32,000)
Employee stock options excercised	1,649	69	219	12	902
Proceeds from issuance of shares, net	90,683
Acquisition of non-controlling interest		(511)			(511)

Net cash provided by (used in) financing activities	68,332	(24,442)	(7,781)	(7,988)	(31,609)

Currency translation adjustments on cash and cash equivalents		(147)		27	(220)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,331)	6,825	(75,052)	21,124	13,626

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	180,859	167,233	233,580	152,934	167,233

CASH AND CASH EQUIVALENTS AT END OF PERIOD	158,528	174,058	158,528	174,058	180,859

LESS—CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF PERIOD		810		810	1,356

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF PERIOD	158,528	173,248	158,528	173,248	179,503

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

	9 months ended		3 months ended		12 months ended
	September 30		September 30		December 31
	2011	2010	2011	2010	2010
	U.S. dollars in thousands (except per share data)
Reported net income attributable to Orbotech Ltd. on GAAP basis	44,792	30,159	14,706	16,149	34,145

Non-operating income (expenses):
Financial expenses—net	(5,706)	(5,989)	(1,810)	(1,456)	(7,284)
Taxes on income	(5,822)	(8,027)	(1,703)	(3,647)	(7,397)
Net income attributable to the non-controlling interest	(25)	(18)	(25)	(53)	(144)
Share in losses of associated company	(109)		(49)
Income (loss) from discontinued operations*	1,363	(6,728)		(3,128)	(8,717)

	(10,299)	(20,762)	(3,587)	(8,284)	(23,542)

Reported operating income on GAAP basis	55,091	50,921	18,293	24,433	57,687
Equity based compensation expenses	2,915	3,575	778	1,011	4,725
Amortization of intangible assets	9,213	10,632	3,071	3,544	14,176

Non-GAAP operating income	67,219	65,128	22,142	28,988	76,588

Non-operating expenses	(10,299)	(20,762)	(3,587)	(8,284)	(23,542)
Income (loss) from discontinued operations*	1,363	(6,728)		(3,128)	(8,717)

Non-GAAP net income from continuing operations	55,557	51,094	18,555	23,832	61,763

Non-GAAP earnings per diluted share	$1.40	$1.43	$0.42	$0.67	$1.73

Shares used in earnings per diluted share calculation-in thousands	39,759	35,743	43,872	35,810	35,778

*	The loss from discontinued operations, net of tax, was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; and/or (iii) our discontinued operations. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income, net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a detailed explanation of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude recurring items (such as equity compensation and amortization of intangible assets) as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2010.

FOR IMMEDIATE RELEASE

ORBOTECH INTRODUCES NEW SOLUTIONS FOR TOUCH SCREEN

PRODUCTION AND ADVANCED PCB MANUFACTURING

YAVNE, ISRAEL — November 7, 2011 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced the introduction of a full line of digital yield enhancement systems for touch screen production and new models for advanced applications in bare printed circuit boards (“PCB”) related to the manufacture of the most demanded electronic products in the global marketplace.

With several systems already sold for touch screen production, Orbotech’s product line includes Automated Optical Inspection (AOI), Automated Optical Repair (AOR) and Laser Direct Imaging (LDI).

In the area of advanced PCB manufacturing, the Company has unveiled new models for addressing the increasing requirements associated with leading-edge designs, more dense patterns and better performance. These include: new mass production Laser Direct Imaging (LDI) capabilities for higher accuracy and flexibility on challenging, multi-layer boards; Emerald™ 150 UV laser drilling system for ultra-fast performance with highest quality on complex IC substrates and flex PCBs; and PerFix™ 200 Automated Optical Repair (AOR) system for perfect defect repair in seconds on any-layer HDI and high layer count jobs.

“Touch screen production is an emerging, high growth area that offers new possibilities and major potential for the electronics industry. Orbotech’s solutions are based on our field-proven core technologies and represent many breakthrough innovations available for the first time in this industry to enable the further advancement and mainstream utilization of touch capabilities”, said Mr. Richard Klapholz, President of the PCB Division at Orbotech Ltd. He added: “For manufacturers in the electronics supply chain, achieving sustainable production advantages in today’s rapidly changing environment requires new digital-based tools that will replace traditional methods and achieve superior quality in short, simple process steps, while having a major impact upon operational performance and profitability.”

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards and flat panel displays; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements and Non-GAAP Financial Measures

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch Corporate Vice President and Chief Financial Officer

Date: November 8, 2011